United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 17, 2022		Head of Investor Relations


100%
elétrica
VALE
404

2022 BofA Securities Global Metals, Mining & Steel Conference

Eduardo Bartolomeo, CEO

May 17th, 2022

Disclaimer

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”

We are building a better Vale

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

Best practices supporting key achievements in dam management

Structures at emergency level

structures


Level 3
Level 2
Level 1
4
7
24
3
6
22
4
5
No dams at critical level
2020
2021
2025

3 backup dams built for the structures at emergency level 3

40% of upstream structures to be de-characterized by 2022

100% of TSF[1] with HIRA[2] implemented by 2022

~90% adherent to GISTM[3][4] in 2022

[1] Tailings Storage Facility. [2] Hazard Identification and Risk Assessment. [3] Global Industry Standard on Tailings Management. [4] Based on the external audit results. Structures held by joint-ventures are not included.

Building a sustainable performance in H&S underpinned by VPS best practices

Strengthening the **culture of safety**

Reinforcing **risk management** through **HIRA**[1], with 100% of Vale's sites assessed in 2021

Empowering our workforce with **Transparency, Leadership and Performance** through **VPS**

Reduction of high-potential recordable injuries
N2 – absolute values



-- Limit
66
63
57
35
44
25
29
15
3
10
5
0
2018
2019
2020
2021
2022²
2023
2024
2025

[1] Hazard Identification and Risk Assessment. [2] Up end of April 2022.

VALE

We made substantial progress in reshaping our portfolio



2015
2018
2020
BofA 2021
Coal assets in Australia
Fertilizer assets in Peru
CSA
Fertilizer assets in Brazil
Potash projects in Canada
Zhuhai YPM
Biopalma
Henan Longyu Energy Resources
Potássio Rio Colorado
VNC
Manganese ferro-alloy in Minas Gerais, Brazil
Mosaic
CSI
Moatize & Nacala[1]
Midwestern system[2]
MRN
CSP
Deals since BofA 2021
Other non-core assets in pipeline

[1] Vale entered into a biding in December 2021 and announced the closing of the transaction in April 2022. [2] Vale announced in April 2022 that it has signed a binding agreement for the sale. The completion of the transaction is subject to compliance with the usual precedent conditions.

Vale is uniquely positioned to benefit from secular trends affecting mining

Energy transition and decarbonization:
resilient demand (including for Class I Iron Ore!)

Supply constraints:
depletion, ESG, complex jurisdictions, slower time-to-market

Geopolitics dynamics:
rising restrictions on sourcing, nearshoring, scarcity value

Metals intensity should increase in an energy-transition world

Energy transition requires a high-intensive metals consumption…

Power generation - Material intensity
ton of Cu eq.[1] per terawatt-hour


Other
Cadmium, gallium, telurium
Rare-earth elements
Aluminium
Copper, nickel and zinc
Steel
Coal fired
Gas fired
Wind²
Solar photovoltaic

…while other drivers are also working to shift demand to new levels

- **Population and income growth** will still be major drivers for commodities demand
- EV has **6x the mineral requirements** vs. an ICE car
- **Industrial reshoring/onshoring** leading to new investments

Source: World Steel Association, IEA, BofA and McKinsey & Company.
[1] Copper equivalent. Cu eq, conversion used 2015–21 average prices for each metal. [2] Estimated average across different technologies, for onshore and offshore.

Energy is the name of the game

Low-carbon nickel and copper are the basis for energy transition

Nickel demand (Mt)[1]



4.0
0.3
6.5
2.0
Batteries
Other high-value Ni
2021
2031

Copper demand (Mt)[1]



29.7
0.7
0.6
38.5
3.2
1.6
EV
Renewables
2021
2031

High-grade iron ore enabling steelmaking decarbonization

Fuel cost[2] (US$/t coal eq.)



Coal
NG[3] w/ CCS[4]
Biocarbon
Blue hydrogen
Green hydrogren

- Shift to DRI-H_2 increases reductant costs in steelmaking
- High-grade products decrease reductant consumption and increase productivity
- More demand for high-quality direct charge products (e.g. pellets and briquettes)

Source: Vale's estimates.
[1] Total demand. Includes secondary demand (scrap). [2] Assumptions: Biochar@$250/ton; Electricity@$30/MWh; CCS@$60/ton.$CO_2$ [3] Natural gas. [4] Carbon capture and storage.

Underestimated supply restrictions lead to a stronger-for-longer commodities cycle

Mines depletion
- *Volume replacement needs + grades lowering*

Complex licensing process
- *Stringent ESG standards*

Industry capital discipline
- *Lessons learned from last super-cycle and incentives misaligned*

Iron ore volumes depletion (2021-2030) – Mt


~30% of current seaborne supply
473
277
83
66
47
Total
Australia
Brazil
China
Others

Mining industry Capex – US$ bn[1]


118
149
152
121
83
58
55
62
68
68
81
2011
12
13
14
15
16
17
18
19
20
21E

Source: Vale analysis and PWC Mine 2021 Report.
[1] Considers Top 40 Metals & Mining companies. Capex adjusted by US PPI ($2021 real).

Since 2016, forecasts have underestimated iron ore prices


Iron ore CFR China price (US$/dmt)
Average price performed (US$/dmt)
Analysts' median forecast - December previous year (US$/dmt)[1]
130
135
97
56
58
71
69
93
109
159
143
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022YTD[2]

[1] Median based on estimates from December Y-1 of each year. [2] Up to April 13th, 2022. Median estimate is a yearly forecast.

Vale is uniquely positioned to thrive

Over 100 years of technical expertise aligned with the right assets in the right jurisdictions



Sudbury (Ni)
Thompson (Ni)
Voisey's Bay (Ni)
Onça Puma (Ni)
Northern System (Fe)
Sossego (Cu)
Salobo (Cu)
Sorowako (Ni)
Hu'u (Cu)
Southern System (Fe)
Southeastern System (Fe)

Large resource base

- Carajás mining province (Fe and Cu)
- Top 3 or better resource position in each jurisdiction in Base Metals

Cost competitive

- 1st and 2nd quartile in most of assets
- Quality premiums and by-products revenues

Green portfolio

- Premium iron ore (IOCJ, BRBF pellets, briquettes)
- Nickel class 1
- Copper

Growth opportunities

- Capacity resumption in iron ore
- Base metals projects

Sizable reserves and resources enable supply optionality and long-life valuation

Large resource base | Cost competitive | Green portfolio | Growth opportunities

Vale is positioned in tier 1 mining jurisdictions

Iron ore

Carajás is the best iron ore reserve basin in the industry


Size: reserves
Serra Norte
Serra Leste
Serra Sul
Carajás basin
Reserves raw ore grade (%)
70
60
50
40
30
0
10
20
30
40
50
60
70
LOM (years)
Vale
Peers

Base Metals

Top 3 or better resource positioned in each jurisdiction for primary mined metals[1]


Nickel – contained (Mt, 2021)
#% metal grade (resources)
Copper – contained (Mt, 2021)
#% metal grade (resources)
Canada
3.0
1.6%
2.6²
1.6%
Brazil
2.2
1.4%
15.5
0.6%
Indonesia³
8.4
1.7%
17.2
0.8%
Total Ni: 13.6 Mt⁴
Total Cu: 35.3 Mt⁴

Source: Vale and peers annual reports.
Note: Vale's 2021 Mineral Resource estimates as of December 31, 2021. Mineral Resources are inclusive of reserves measured, indicated and inferred categories. All tonnage information has been rounded to reflect the relative uncertainty in the estimates. [1] Primary mined metals refers to nickel for Canada, copper and nickel each for Brazil and Indonesia. For Canadian copper, which is a byproduct, Vale is not Top 3 in resources. [2] Copper is a byproduct of Canadian nickel operations. [3] Minerals resources are shown in 100% basis. Considering Vale's interest in PTVI (44.3%) and PT STM - Hu'u project (80%), resources in Indonesia in equity basis would be 3.7 Mt for Nickel and 13.7 Mt for Copper. [4] Total minerals resources are shown in 100% basis. Considering Vale's interest, resource in equity basis would be 8.8 Mt for Nickel and 31.8 Mt for Copper.

Competitive cost structure to deliver value across the cycle

Iron ore

Iron ore all-in costs[1]
US$/t


2018
2021
Vale's EBITDA/t
39
102
27
45
Vale
Peer 1
Peer 2
Peer 3

Solid and growing premiums
(US$ 9.1/t all-in premiums in 1Q22)

Winning shipping strategy
(LT contracts and Valemaxes/Guaibamaxes)

Nickel

Less than
US$ 8,500/t
average cost[2] in 2021

- 1st quartile in Canada operations
- ~US$ 8,700 EBITDA/t in 2021

Copper (Brazil)

Less than
US$ 1,500/t
average cost[2] in 2021

- ~US$ 750/t Salobo average net cost[2]
- ~US$ 7,500 EBITDA/t in 2021

[1] Iron ore fines and pellets EBITDA break-even. Does not include sustaining investments. [2] COGS after by-products revenues in 2021.

We are growing our Class-1 iron ore portfolio to decarbonize steelmaking...

Large resource base | Cost competitive
Green portfolio | Growth opportunities


Average Fe content (%Fe)
63.6
60.8
60.4
57.8
Vale
Peer 1
Peer 2
Peer 3
Future
2020


Seaborne supply by Fe grade (%, 2020)[1]
~50
~330
~760
~420
66%
7%
28%
70%
5%
25%
19%
59%
22%
17%
83%
>66%
66-64%
64-60%
<60%
Others
Peer 1, 2 and 3
Vale
Market size (Mt)


Green briquetting reduces over 10% steelmaking emissions[2]
Similar VIU to pellets, but half costs and 1/3 Capex

Source: Vale's analysis.
[1] Considering final products sales grade, including blended products. Does not include Chinese domestic production. [2] Considering the substitution of sintering process in steelmaking plants (BF-BOF route). Green briquette is a breakthrough technology developed in-house and patented by Vale.

VALE

... while supporting economy electrification in Base Metals

Large resource base | Cost competitive | **Green portfolio** | Growth opportunities

Low-carbon base metals operations

Ni Sulphide producers finished nickel, CO_2 Mt/t Ni cont.[1], 2020


30
15
0
Vale's Canadian Nickel refineries
0
165
330
495
660
Cummulative Nickel production - kt

Cu Copper in concentrates and SxEw, Mt CO_2/t Cu cont.[1], 2020


15
10
5
0
Salobo
Sossego
0
4,500
9,000
13,500
Cummulative Copper production - kt

Certificate of carbon footprint for nickel products:

- Rounds from Long Harbour
- Pellets and powders from Sudbury *NEW*
- Pellets from Clydach *NEW*

Leveraging our low-carbon footprint and market-leading position as North America's largest producer of finished nickel:

- Recently announced **agreements** with Northvolt and Tesla
- Target to deliver **30% to 40% of Class 1 nickel** sales into the fast-growing **EV industry**

Source: Vale and Skarn.
[1] Scope 1 and 2.

VALE

One of the **best project portfolio** in the industry...

Large resource base | Cost competitive | Green portfolio | **Growth opportunities**

	Exploration/ Conceptual	Scoping study	Pre-feasibility study	Definitive feasibility study	Execution
Iron ore	S11A and S11B Carajás new ore bodies Expansions in Minas Gerais	Serpentina Dry concentration plants Itabirite projects	Apolo Morro 2 S11C Serra Leste expansion	N1/N2 Dry concentration Oman Alegria expansion Other briquette plants	Northern System 240 Mtpa Serra Sul 120 Gelado + Usina 1 conversion Capanema N3 Briquette plants[1] VGR dry concentration
Nickel	Pipe Pit SN Ella South Mystery Manitoba Ultramafics Sudbury Exp. Targets Voisey's Bay Exp. Targets	Stobie Pit Cryderman	CCM 3 & 4 Manitoba Ext Ph2 Blezard CCM Pit Creighton Ph 5 Ella Capre Sorowako Limonites	Victor[2] Discovery Hill Open Pit Pomalaa Bahodopi Onca Puma 2nd Furnace	CCM 1 VBME Manitoba Ext Ph. 1
Copper	South Hub Exp. Targets Salobo Satellite Other Carajas Exp. Targets	118 Underground North Hub (PGG, Furnas & Paulo Afonso)	Visconde Barão Salobo IV Sossego Exp (2nd Line) Hu'u	Cristalino Alemao Bacaba	Salobo 3

Note: Stages of development are not indicative of schedule of approval. Only those in execution have been approved.
[1] Includes Vargem Grande (0.75 Mtpy) and Tubarão 1&2 (6 Mtpy) briquette plant projects. [2] Victor is expected to produce ~20kt of copper. It is allocated to the nickel business as it should feed into the North Atlantic nickel flowsheet.

VALE

… leading us to accretive and broad growth opportunities

Iron ore (Mt)



320-335
~400
400-450
Capacity buffer
2022
Medium term
Long term

Medium term

- Tailings' filtration plants and start-up of Torto dam and raising of Itabiruçu dam
- S11D capacity/performance, licensing in Serra Norte and Gelado project
- Capanema project

Long term

- Production flexibility in Northern System
- Logistics expansion in Northern System

Nickel (kt)



175-190
200-220
2022
Medium term
Long term

Medium term

- Stable production at North Atlantic and new projects (VBME, CCM 1 and Victor).
- Onça Puma stabilization
- PTVI furnace rebuild
- Onça Puma 2nd furnace

Long term

- Extensive drilling program in Canada and optionality in Indonesia

Copper (kt)



330-355
390-420
900
2022
Medium term
Long term

Medium term

- Stable production at North Atlantic mines
- Salobo III start-up in 2H22

Long term

- Growth optionalities in Carajás region (e.g. Alemão, South Hub extension, North Hub extension Salobo IV)
- Hu'u development in Indonesia

VALE

We are walking the talk to close the gap, but industry is also materially underrated

EV/EBITDA[1]


11
10
9
8
7
6
5
4
3
2
2005
2007
2009
2011
2013
2015
2017
2019
2021
Industry (ex-Vale)
Industry avg. (ex-Vale)
SD+1
SD-1
Vale

Progress of the **de-risking, reshaping and re-rating** agenda

Unlock Base Metals value achieving sector-specific multiples

Maintenance of **solid return to shareholders**

Source: Bloomberg. Includes data from Vale, Anglo American, Antofagasta, Barrick Gold, BHP, FMG, Freeport-McMoRan, Glencore, Nornickel (until end of 2021), Rio Tinto, South32, Teck and Xstrata (former).

[1] Consensus analysts median 12M forecast EBITDA.

Coupled with growth, Vale can unlock substantial value

Medium term EBITDA[1] (US$ billion)

Iron ore margins[2] (US$/t)

Base metals margins[2] (US$/t)	40	70	100
Ni: 6,000 Cu: 4,500	~17.4	~28.9	~40.5
Ni: 7,500 Cu: 6,000	~18.2	~29.8	~41.3
Ni: 9,000 Cu: 7,500	~19.0	~30.6	~42.1

Enterprise value potential (US$ billion)



Vale's current EV³
Midpoint medium term EBITDA matrix scenario
Vale re-rated @ industry historical multiple (~6x)
Vale re-rated @ industry current multiple (~4.8x)
25
50
75
100
125
150
175
200
225
250
275

[1] Sensitive analysis. Assuming ~385 Mt of iron ore and pellets sales (considering pelletizing process losses and inventory transportation and management), ~220 kt of Ni sales and ~420 ktpy of copper sales (including copper as by-product). Considers others non-related business costs and expenses. [2] EBITDA per ton. Iron ore@US$100/t, nickel@US$9,000/t and copper@US$7,500/t margin scenario refers to the approximately margins of 2021 and iron ore@US$40/t, nickel@US$6,000/t and copper@US$4,500/t margin scenario refers to the approximately margins of 2018. [3] As of May 13th, 2022.

Committed to generate solid shareholder returns

Sustaining and growth opportunities
US$ 5.0 – 6.0 bn of annual avg. CAPEX[1]

Stable dividends

Share buyback programs

Free cash flow returned to shareholder
US$ billion


Share buyback
Extraordinary dividends
Ordinary dividends
4.3
1.0
1.4
1.9
3.3
0.9
2.4
19.0
5.5
5.9
7.6
6.8
3.3
0.7
2.8
2018
2019
2020
2021
2022 YTD²

- **~20% dividend yield since 2021**[3]
- **470 million shares or 9.2%**[4] **of outstanding shares repurchased**[2]
- **Up to 500 million shares of new buyback program ongoing**[5]

[1] Including growth and sustaining capex. [2] As of May 16th, 2022. Considers programs announced in April 2021 and October 2021. [3] Including ordinary and extraordinary dividends paid in 2021 and in March 2022. Considering share price and outstanding shares of December 31st, 2020. [4] Considering 5,130,801,436 outstanding shares as of March 2021. [5] Announced on April 27th, 2022.

VALE

On track to deliver value to all stakeholders

Materially de-risked and reshaped portfolio

Uniquely positioned to thrive from sector trends and asset base

Capital discipline and superior return to shareholders to remain a priority

Substantial value creation opportunity from growth and re-rating